April 1, 2025

Phillip Goldstein
Nominee
Tejon Ranch Co.
Bulldog Investors, LLP
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

        Re: Tejon Ranch Co.
            PREC14A filed March 28, 2025 by Special Opportunities Fund, Inc. File No. 001-07183
Dear Phillip Goldstein:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 28, 2025
General

1.     We note your statement that shareholders should    refer to the proxy
soliciting material
       of Tejon   s Board of Directors for additional information concerning the Meeting and
       the matters to be considered by shareholders.    Please revise to
specify what
       information you are incorporating by reference from Tejon   s proxy
statement, and
       include disclosure regarding the fact that information about Tejon   s
nominees can be
       found in Tejon   s proxy statement, which can be accessed, without cost,
on the
       Commission's website. See Item 7(f) of Schedule 14A and Rule 14a-5(c).
2. To the extent not provided, please disclose the information required by Item
       5(b)(1)(i), (ii), (vi) and (xi) of Schedule 14A for each applicable participant and, where applicable, their associates.
3.     Disclose your total expenditures for the proxy solicitation to date. See
Item 4(b)(4) of
       Schedule 14A.
 April 1, 2025
Page 2

4. Please confirm that you will solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. Please include a statement to that effect in the proxy statement or proxy card. See Rule 14a-19(a)(3).
Proxy Card

5. Please revise to clearly mark the proxy card as preliminary. See Rule 14a-6(e)(1).
6. Please place Jeffrey McCall before Norman Metcalfe on the proxy card. Refer to Rule
       14a-19(e)(4).
7.     We note your statement on your proxy card that    if you do not give us
discretion, your
       votes will be allocated evenly among the nominees you select below (emphasis omitted). Related disclosure appears in your proxy statement. However, at the bottom
       of the proxy card, you state that    [i]f no direction is made, your
shares will be voted
       and your votes will be allocated in our discretion FOR the election of our preferred
       nominees as directors    (emphasis omitted). In this respect, it is
unclear whether signed
       but unmarked cards will be deemed to provide you with discretion to allocate votes.
       Please revise both the proxy card and proxy instruction form to correct this apparent discrepancy. Refer to Rule 14a-19(e)(7).
8. Please revise the proxy card and proxy statement to clarify where shareholders should send their proxy cards.
9. Revise the proxy card to state the maximum number of nominees for which authority to vote can be granted. Refer to Rule 14a-19(e)(6).
10. Revise the proxy card to clarify the effect of a shareholder marking fewer or more than ten "for" boxes. Refer to Rule 14a-19(e)(7), as well as Proxy Rules and
       Schedules 14A/14C Compliance and Disclosure Interpretations 139.07 and
       139.08 (November 17, 2023) available at www.sec.gov.
11. Please confirm that the proxy services vendor that you have hired to record proxy votes is able to record cumulative votes, including pursuant to specific cumulative voting instructions provided by shareholders. Please also confirm that all voting platforms, including online and telephone voting platforms, are able to accommodate the processing of cumulative voting, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions